Exhibit 99.1

press release

ArcelorMittal announces the publication of fourth quarter 2020 Ebitda sell-side analyst consensus figures

28 January 2021, 17:00 CET

ArcelorMittal today announces the publication of its fourth quarter 2020 EBITDA sell-side analysts’ consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figures below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of about 20 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
4Q 2020	19	$1,472

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the Group consensus outlined above are the following:

•	BancoSabadell - Francisco Rodriguez
•	Bank of America Merrill Lynch - Jason Fairclough
•	Citi - Ephrem Ravi
•	Commerzbank - Ingo-Martin Schachel
•	Credit Suisse - Carsten Riek
•	Deutsche Bank - Bastian Synagowitz
•	Exane - Seth Rosenfeld
•	Goldman Sachs - Jack O’Brien
•	Groupo Santander - Robert Jackson
•	GVC Gaesco Beka - Iñigo Recio Pascual
•	ING - Stijn Demeester
•	Jefferies - Alan Spence
•	JPM - Luke Nelson

•	Kepler - Rochus Brauneiser
•	Keybanc - Phil Gibbs
•	Morgan Stanley - Alain Gabriel
•	Oddo - Alain Williams
•	Societe Générale - Christian Georges
•	UBS - Myles Allsop, Andrew Jones

Disclaimer

The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 18 countries. In 2019, ArcelorMittal had revenues of U.S.$70.6 billion and crude steel production of 89.8 million metric tonnes, while iron ore production reached 57.1 million metric tonnes. Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future. ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+44 20 7543 1156
Americas	+1 312 899 3985
Retail	+44 20 7543 1156
SRI	+44 20 7543 1156
Bonds/Credit	+33 171 921 026

Contact information ArcelorMittal Corporate Communications

E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Paul Weigh	+44 20 3214 2419